FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2015	Commission File Number: 001-13354

BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]   Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-196387
2.	Registration Statement – Form F-3 – File No. 33-96354
3.	Registration Statement – Form F-3 – File No. 333-189814
4.	Registration Statement – Form S-8 – File No. 333-191591

5.	Registration Statement – Form S-8 –File No. 333-182644
6.	Registration Statement – Form S-8 –File No. 333-180968
7.	Registration Statement – Form S-8 – File No. 333-177579
8.	Registration Statement – Form S-8 – File No. 333-177568
9.	Registration Statement – Form S-8 – File No. 333-176479
10.	Registration Statement – Form S-8 – File No. 333-175413
11.	Registration Statement – Form S-8 – File No. 333-175412
12.	Registration Statement – Form S-8 – File No. 333-113096
13.	Registration Statement – Form S-8 – File No. 333-14260
14.	Registration Statement – Form S-8 – File No. 33-92112
15.	Registration Statement – Form S-8 – File No. 333-207739

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Barbara M. Muir
Name: Barbara M. Muir
Title: Corporate Secretary

By: /s/ Vandra M. Goedvolk
Name: Vandra M. Goedvolk
Title: Assistant Corporate Secretary

Date: December 17, 2015

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting and Record Date

(Filed in form required by Canadian National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer.)